FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Quarter Ended September 30, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

QUARTERLY REPORT
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW
SIGNATURES

QUARTERLY REPORT
Quarter Ended September 30, 2003

Currency of Presentation and Certain Defined Terms

     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “FASB” means the Financial Accounting Standards Board.

     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. With respect to other trademarks or trade names used in this Quarterly Report, some are registered trademarks in our name and some are pending before the respective trademark registries.

     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2003 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.45.78 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking and Cautionary Statement

               IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,		As of September 30,

	2003		2003		2003

					Convenience
					translation into US$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	7,273,398	Rs.	7,596,188	US$	165,928
Accounts receivable, net of allowances		3,620,020		4,217,250		92,120
Inventories		2,781,384		3,123,467		68,228
Deferred income taxes		166,510		111,041		2,426
Other current assets		1,285,571		1,396,023		30,494

Total current assets		15,126,883		16,443,969		359,195

Property, plant and equipment, net		4,830,480		5,637,662		123,147
Investment securities		8,715		11,393		249
Intangible assets		2,867,567		2,727,606		59,581
Other assets		258,022		309,129		6,752

Total assets	Rs.	23,091,667	Rs.	25,129,759	US$	548,924

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Rs.	143,801	Rs.	146,943	US$	3,210
Trade accounts payable		1,685,382		2,162,006		47,226
Accrued expenses		769,895		794,859		17,363
Other current liabilities		504,334		721,243		15,755

Total current liabilities		3,103,412		3,825,051		83,553

Long-term debt, excluding current portion		40,909		32,797		716
Deferred income taxes		700,274		675,198		14,749
Other liabilities		415,231		417,949		9,130

Total liabilities	Rs.	4,259,826	Rs.	4,950,995	US$	108,148

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,515,948 shares as of March 31, 2003 and September 30, 2003 respectively	Rs.	382,580	Rs.	382,580	US$	8,357
Additional paid-in capital		10,085,004		10,085,004		220,293
Equity-options outstanding		135,694		184,997		4,041
Retained earnings		8,187,117		9,476,005		206,990
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(107)
Accumulated other comprehensive income		46,328		55,060		1,203

Total stockholders’ equity		18,831,841		20,178,764		440,777

Total liabilities and stockholders’ equity	Rs.	23,091,667	Rs.	25,129,759	US$	548,924

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Three months ended				Six months ended
	September 30,				September 30,

	2002		2003		2002		2003		2003

									Convenience
									translation
									into US$
Revenues:
Sales, net of allowances for sales returns (includes excise duties of Rs.242,508, Rs.259,641, Rs.447,878 and Rs.418,045 for the three months ended September 30, 2002 and 2003 and six months ended September 30, 2002 and 2003, respectively)	Rs.	4,927,581	Rs.	5,376,709	Rs.	9,460,391	Rs.	10,188,347	US$	222,550
Cost of revenues		2,285,314		2,454,199		4,305,216		4,615,841		100,827

Gross profit		2,642,267		2,922,510		5,155,175		5,572,506		121,724
Operating expenses:
Selling, general and administrative expenses		1,233,099		1,471,492		2,199,288		2,935,374		64,119
Research and development expenses		379,747		490,392		586,358		816,344		17,832
Amortization expenses		93,649		95,453		224,838		191,697		4,187
Foreign exchange (gain)/loss		36,443		(97,321)		31,228		(175,512)		(3,834)

Total operating expenses		1,742,938		1,960,016		3,041,712		3,767,903		82,305

Operating income		899,329		962,494		2,113,463		1,804,603		39,419
Equity in loss of affiliates		(38,962)		(13,080)		(62,686)		(27,294)		(596)
Other income, net		241,714		169,013		340,338		309,908		6,770

Income before income taxes and minority interest		1,102,081		1,118,427		2,391,115		2,087,217		45,592
Income taxes		(172,106)		(189,529)		(267,405)		(366,731)		(8,011)
Minority interest		(3,791)		—		(3,791)		—		—

Net income	Rs.	926,184	Rs.	928,898	Rs.	2,119,919	Rs.	1,720,486	US$	37,582

Earnings per equity share
Basic and diluted		12.10		12.14		27.71		22.49		0.49
Weighted average number of equity shares used in computing earnings per equity share
Basic and diluted		76,515,948		76,515,948		76,515,948		76,515,948		76,515,948

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

								Equity Shares held by a
								Controlled Trust
	Equity Shares			Additional
				Paid In		Comprehensive		No. of
	No. of shares	Amount		Capital		Income		Shares	Amount

Balance as of March 31, 2003	76,515,948	Rs.	382,580	Rs.	10,085,004			41,400	Rs.	(4,882)
Dividend paid	—		—		—		—	—		—
Comprehensive income	—		—		—		—	—		—
Net income	—		—		—	Rs.	1,720,486	—		—
Translation adjustment	—		—		—		5,706	—		—
Unrealized gain on investments, net of tax	—		—		—		3,026	—		—

Comprehensive income	—		—		—	Rs.	1,729,218	—		—

Stock based compensation expense under SFAS 123	—		—		—			—		—

Balance as of September 30, 2003	76,515,948	Rs.	382,580	Rs.	10,085,004			41,400	Rs.	(4,882)

Convenience translation into US$		US$	8,357	US$	220,293				US$	(107)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	Other
	Comprehensive		Equity-options		Retained		Total Stockholders’
	Income		outstanding		Earnings		Equity

Balance as of March 31, 2003	Rs.	46,328	Rs.	135,694	Rs.	8,187,117	Rs.	18,831,841
Dividend paid		—		—		(431,598)		(431,598)
Comprehensive income		—		—		—		—
Net income		—		—		1,720,486		1,720,486
Translation adjustment		5,706		—		—		5,706
Unrealized gain on investments, net of tax		3,026		—		—		3,026
Comprehensive income		—		—		—		—
Stock based compensation expense under SFAS 123		—		49,303		—		49,303

Balance as of September 30, 2003	Rs.	55,060	Rs.	184,997	Rs.	9,476,005	Rs.	20,178,764

Convenience translation into US$	US$	1,203	US$	4,041	US$	206,990	US$	440,777

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Six months ended September 30,

	2002		2003		2003

					Convenience
					translation into US$
Cash flows from operating activities:
Net income	Rs.	2,199,919	Rs.	1,720,486	US$	37,582
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax expense / benefit		(26,749)		30,393		664
Gain on sale of investment securities		(5,340)		(2,033)		(44)
Depreciation and amortization		499,752		541,826		11,835
Loss / (profit) on sale of property, plant and equipment		(527)		4,962		108
Equity in loss of affiliates		62,686		27,294		596
Employee stock based compensation		45,565		49,303		1,077
Unrealized exchange gain		(16,789)		(182,716)		(3,991)
Changes in operating assets and liabilities:
Accounts receivable		117,413		(661,849)		(14,457)
Inventories		(210,540)		(352,413)		(7,698)
Other assets		(26,616)		(44,935)		(982)
Trade accounts payable		401,851		582,180		12,717
Accrued expenses		—		27,576		602
Taxes payable (net)		(4,265)		64,536		1,410
Other liabilities		(311,158)		131,139		2,865

Net cash provided by operating activities		2,648,993		1,935,749		42,284

Cash flows from investing activities:
Expenditure on property, plant and equipment, net of proceeds from sale		(706,762)		(1,159,886)		(25,336)
Purchase of investment securities, net of proceeds from sale		(11,844)		(38,079)		(832)
Expenditure on intangible assets		(15,813)		(37,169)		(812)
Cash paid for acquisition, net of cash acquired		(347,684)		(9,453)		(206)

Net cash used in investing activities		(1,082,103)		(1,244,587)		(27,186)

Cash flows from financing activities:
Proceeds from / (repayments of) borrowing from banks, net		(8,257)		91,893		2,007
Repayment of long-term debt		(1,480)		(8,113)		(177)
Dividends		(191,290)		(431,598)		(9,428)

Net cash used in financing activities		(201,027)		(347,818)		(7,598)

Effect of exchange rate changes on cash		15,192		(20,554)		(449)

Net increase in cash and cash equivalents during the period		1,381,055		322,790		7,051
Cash and cash equivalents at the beginning of the period		5,109,374		7,273,398		158,877

Cash and cash equivalents at the end of the period	Rs.	6,490,429	Rs.	7,596,188	US$	165,928

Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	27,648	Rs.	5,398	US$	118
Income taxes		270,309		183,354		4,005
Non cash investing activities
Consideration loan notes issued on acquisition		128,108		—		—

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1.	Basis of preparation of financial statements

     The accompanying unaudited interim condensed consolidated financial statements as of September 30, 2003, and for the three months and six months ended September 30, 2002 and 2003, have been prepared on substantially the same basis as the audited financial statements for the year ended March 31, 2003, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth herein. The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

2.	Interim information

     These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2003. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.

3.	Convenience translation

     The accompanying unaudited interim consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of and for the six months ended September 30, 2003 have been translated into United States dollars at the noon buying rate in New York City on September 30, 2003 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.45.78. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

4.	Stock based compensation

     The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended September 30,

	2002		2003

Dividend yield	0.4%		0.5%
Expected life	42-78	months	42-78	months
Risk free interest rates	5.8 – 6.8%		5.2 - 6.8%
Volatility	49.8 – 50.7%		49.8-50.7%

Dividend yield assumption has not been considered for determining the fair value in respect of options given by the subsidiaries, as these companies are not listed and have not declared dividends.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

4.	Stock based compensation (continued)

     At March 31, 2003, Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”) had two stock-based employee compensation plans, which are described more fully in Note 8. Prior to April 1, 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. During the first quarter of fiscal 2004, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. The Company has selected the retroactive method of adoption described in Statement No. 148 Accounting for Stock Based Compensation – Transition and Disclosure. In accordance with the retroactive method of adoption, all prior periods presented have been modified to reflect the compensation cost that would have been recognized had the recognition provisions of Statement 123 been applied to all awards granted to employees after January 1, 1995. Consequently, an amount of Rs.27,043, Rs.28,925, Rs.45,565 and Rs.49,303 has been recorded as total employee stock based compensation expense for the three months and six months ended September 30, 2002 and 2003, respectively.

     During the current quarter, Aurigene Discovery Technologies Limited adopted a stock based employee compensation plan, which is described more fully in Note 8. The Company has accounted for these plans under SFAS 123, using the Black-Scholes option pricing model to determine the fair value of each option grant.

5.	Goodwill and intangible assets

     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No.142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill and other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397 respectively.

     Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

The following table presents the changes in goodwill during the year ended March 31, 2003 and six months ended September 30, 2003:

	Year ending		Six months ending
	March 31, 2003		September 30, 2003

Balance at the beginning of the year	Rs.	1,473,605	Rs.	1,550,419
Acquired during the period		76,814		39,490
Amortised during the period		—		—
Impairment losses recognized		—		—

Balance at the end of the period	Rs.	1,550,419	Rs.	1,589,909

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

5.	Goodwill and intangible assets (continued)

     The following table presents acquired and amortized intangible assets as at September 30, 2003:

	As at September 30, 2003
	Gross carrying		Accumulated
	amount		amortization

Trademarks	Rs.	2,553,681	Rs.	1,342,771
Non-compete arrangements		109,108		88,431
Marketing know-how		80,000		80,000
Customer related intangibles		116,433		33,728
Others		7,769		2,419

	Rs.	2,866,991	Rs.	1,547,349

     The aggregate amortization expense for the three months and six months ended September 30, 2002 and 2003 was Rs.93,649, Rs.95,453, Rs.224,838 and Rs.191,697 respectively.

     Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,
2004	Rs.	384,976
2005		334,263
2006		289,539
2007		261,654
2008		240,907

     The intangible assets (net of amortization) as of September 30, 2003 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and
	Formulations		Intermediates		Generics		Total

Goodwill	Rs.	349,774	Rs.	997,025	Rs.	243,110	Rs.	1,589,909
Trademarks		1,069,008		—		141,902		1,210,910
Non-compete arrangements		—		—		20,677		20,677
Customer related intangibles		—		—		82,705		82,705
Others		—		—		5,350		5,350

	Rs.	1,418,782	Rs.	997,025	Rs.	493,744	Rs.	2,909,551

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

6.	Property, plant and equipment, net

     Property, plant and equipment consist of the following:

	As of March 31,		As of September 30,

	2003		2003

Land	Rs.	190,612	Rs.	448,390
Buildings		1,315,896		1,530,412
Plant and machinery		4,692,699		5,125,464
Furniture, fixtures and equipment		566,905		592,754
Vehicles		130,640		159,056
Computer equipment		276,315		306,265
Capital work-in-progress		637,880		792,512

		7,810,947		8,954,853
Accumulated depreciation		(2,980,467)		(3,317,191)

	Rs.	4,830,480	Rs.	5,637,662

     Depreciation expense for the three months and six months ended September 30, 2002 and 2003 was Rs.144,460, Rs. 178,272, Rs.274,914 and Rs. 350,129 respectively.

     The Company has acquired land through the acquisition of the equity shares of Dr.Reddy’s Bio-Sciences Limited (formerly Satyam Institute of E-Business Limited) for a consideration of Rs.277,400. However due to certain boundary dispute in the land owned by Dr.Reddy’s Bio-Sciences Limited the Company has withheld the consideration to the extent of Rs.27,400 pending resolution of the dispute. The balance of the consideration payable will be accounted for on resolution of the dispute.

7.	Inventories

     Inventories consist of the following:

	As of March 31,		As of September 30,

	2003		2003

Raw materials	Rs.	833,663	Rs.	985,716
Stores and spares		285,739		285,879
Work-in-process		676,742		965,445
Finished goods		985,240		886,427

	Rs.	2,781,384	Rs.	3,123,467

     During the three months and six months ended September 30, 2002 and 2003, the Company recorded an inventory write-down of Rs.13,134, Rs. 31,337, Rs.26,796 and Rs.73,115 respectively, resulting from a decline in the market value of certain raw materials and these amounts are included in cost of goods sold.

8.	Employee stock incentive plans

     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The Scheme covers all employees of DRL and employees of all its subsidiaries. Under the Scheme, the

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Employee stock incentive plans (continued)

Compensation Committee of the Board (‘the Committee’) shall administer the DRL 2002 plan and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

     The DRL 2002 plan further provides that in no case shall the per share exercise price of an option be less than the fair market value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price less than the fair market value.

Stock option activity under the DRL 2002 Plan is as follows:

	Three months ended September 30, 2002

					Weighted-average
					remaining
	Shares arising	Range of exercise	Weighted-average		contractual life
	out of options	prices	exercise price		(months)

Outstanding at the beginning of the period	383,900	Rs.977.30-1063.02	Rs.	1,035.22	76
Granted during the period	174,545	884-911		910.72	79
Forfeited during the period	(9,510)	1063.02		1063.02
Exercised during the period	—	—		—

Outstanding at the end of the period	548,935	977.30-1063.02		995.15	74

Exercisable at the end of the period	—	—		—	—

	Six months ended September 30, 2002

						Weighted-average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	124,500	Rs.	977.30	Rs.	977.30	59
Granted during the period	433,945		884-1063.02	Rs.	1001.76	81
Forfeited during the period	(9,510)		1063.02		1063.02
Exercised during the period	—		—		—

Outstanding at the end of the period	548,935		977.30-1063.02		995.15	74

Exercisable at the end of the period	—		—		—	—

	Three months ended September 30, 2003

					Weighted-average
					remaining
	Shares arising	Range of exercise	Weighted-average		contractual life
	out of options	prices	exercise price		(months)

Outstanding at the beginning of the period	897,433	883-1,063.02	Rs.	915.71	70
Granted during the period	—	—		—
Forfeited during the period	(26,197)	883-1,063.02		935.19
Exercised during the period	—	—		—

Outstanding at the end of the period	871,236	883-1,063.02		949.24	67

Exercisable at the end of the period	274,640	Rs.884-1063.02	Rs.	976.77	53

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Employee stock incentive plans (continued)

	Six months ended September 30, 2003

					Weighted-average
					remaining
	Shares arising	Range of exercise	Weighted-average		contractual life
	out of options	prices	exercise price		(months)

Outstanding at the beginning of the period	543,871	884-1,063.02	Rs.	995.42	68
Granted during the period	369,300	883		883	78
Forfeited during the period	(41,935)	883-1,063.02		935.19
Exercised during the period	—	—		—

Outstanding at the end of the period	871,236	883-1,063.02		949.24	67

Exercisable at the end of the period	274,640	Rs.884-1063.02	Rs.	976.77	53

The weighted average grant date fair values for options granted during the six months ended September 30, 2002 and September 30, 2003 are Rs.401 and Rs.385, respectively.

     Reddy US Equity Ownership Plan 2000:

     In the fiscal year 2001, Reddy US Therapeutics Inc (“Reddy US”), a consolidated subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan (the “US Plan”) to provide for issuance of stock options to its employees and certain related non-employees. When the US plan was established, Reddy US reserved 500,000 shares of its common stock for issuance under the plan. Under the US Plan, stock options may be granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options vest over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

     During the current quarter, the Company accelerated the vesting period of the options. As a result, all of the options were vested and exercised by the employees. Further, an amount of Rs.155, representing the unrecognized compensation cost, has been recognized during the quarter as a result of acceleration.

     Stock option activity under the US Plan is as follows:

Three months ended September 30, 2002

Weighted-average
remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	293,500	U.S.$	0.18	U.S.$	0.18	92
Granted during the period	—		—		—
Forfeited during the period	—		—		—

Outstanding at the end of the period	293,500	U.S.$	0.18	U.S.$	0.18	92

Exercisable at the end of the period	—		—		—	—

Six months ended September 30, 2002

Weighted-average
remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	293,500	US$	0.18	US$	0.18	95
Granted during the period	—		—		—
Forfeited during the period	—		—		—

Outstanding at the end of the period	293,500	US$	0.18	US$	0.18	89

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Employee stock incentive plans (continued)

	Three months ended September 30, 2003

				Weighted-average
				remaining
	Shares arising	Range of exercise	Weighted-average	contractual life
	out of options	prices	exercise price	(months)

Outstanding at the beginning of the period	293,500	US$0.18	US$0.18	80
Granted during the period	—	—	—
Forfeited during the period	2,000	—	—
Exercised during the period	291,500	US$0.18	US$0.18

Outstanding at the end of the period	—	—	—

Exercisable at the end of the period	—	—	—

	Six months ended September 30, 2003

				Weighted-average
				remaining
	Shares arising	Range of exercise	Weighted-average	contractual life
	out of options	prices	exercise price	(months)

Outstanding at the beginning of the period	293,500	US$0.18	US$0.18	83
Granted during the period	—	—	—
Forfeited during the period	2,000	—	—
Exercised during the period	291,500	US$0.18	US$0.18

Outstanding at the end of the period	—	—	—

Exercisable at the end of the period	—	—	—

     Aurigene Discovery Technologies Ltd. Employee Stock Option Plan:

     In the fiscal year 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the “Plan”) to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 ordinary shares for issuance under this plan. Under the Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest over a period of three years from the date of grant of the options.

Stock option activity under the Plan was as follows:

	Three months and six months ended September 30, 2003

						Weighted-average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	—		—		—	—
Granted during the period	200,000	Rs.	10	Rs.	10	71
Forfeited during the period	14,005		10		10	—

Outstanding at the end of the period	185,995	Rs.	10	Rs.	10	71

Exercisable at the end of the period	—		—		—	—

The weighted average grant date fair values for options granted during the three months ended September 30, 2003 is Rs.4.8.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8.	Employee stock incentive plans (continued)

     Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan:

     In the fiscal year 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the “Management Plan”) to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest on the date of grant of the options.

Stock option activity under the Management Plan was as follows:

	Three months and six months ended September 30, 2003

						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)

Outstanding at the beginning of the period	—		—		—	—
Granted during the period	783,333	Rs.	10	Rs.	10	83
Forfeited during the period	—		—		—

Outstanding at the end of the period	783,333	Rs.	10	Rs.	10	83

Exercisable at the end of the period	783,333	Rs.	10	Rs.	10	83

The weighted average grant date fair values for options granted during the three months ended September 30, 2003 is Rs.4.3.

9.	Commitments and Contingencies

     Capital Commitments: As of March 31, 2003 and September 30, 2003, the Company had committed to spend approximately Rs.356,827 and Rs. 413,770, respectively, under agreements to purchase property, plant and equipment. These amounts are net of capital advances paid in respect of such purchases.

     Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

     The Company has entered into a guarantee arrangement in connection with transactions related to enhancing the credit standing and borrowings of its affiliate, Pathnet India Private Limited (“Pathnet”).

     Pathnet, an equity investee accounted for by the equity method, secured a loan facility of Rs.250 million from ICICI Bank Ltd. To enhance the credit standing of Pathnet, on December 14, 2001, the Company issued a corporate guarantee amounting to Rs.122.5 million in favor of ICICI Bank Ltd. The guarantee will expire in May 2008 and the liability of the Company may arise if there is non-payment or non-performance of other obligations of Pathnet under its loan facility with ICICI Bank Ltd.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

9.	Commitments and Contingencies (continued)

     As of September 30, 2003, the Company does not believe that it is probable that it will be required to make payments under the guarantee. Thus, no liability has been accrued for the loss related to the Company’s obligation under this guarantee arrangement.

     Litigation / Contingencies: The Company manufactures and distributes norfloxacin, a formulations product. Under the Drugs Prices Control Order (“DPCO”), the Government of India (“GOI”) has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the GOI designated norfloxacin as a “specified product” and fixed the maximum selling price for norfloxacin. The Company has filed a legal suit against the designation on the grounds that the rules of the DPCO were not complied with. The matter is currently under litigation in the Andhra Pradesh High Court (the “High Court”). The High Court has passed an interim order in favor of the Company. Accordingly, the Company continues to sell norfloxacin at prices in excess of the maximum selling price fixed by the GOI.

     In the event that the Company is unsuccessful in the litigation, it will be required to refund the sale proceeds in excess of the maximum selling price to the GOI. As of March 31, 2003 and September 30, 2003 this excess is estimated at Rs.162,375 and Rs.177,303, respectively.

     The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.

     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents, which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. During the current quarter, the Company has made an additional payment of Rs 90 based on a compensation demand order received from the High Court. The matter is still pending in the courts and the Company considers the possibility of any further liability to be remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.

     During the current quarter, the Central Excise Authorities has issued a demand notice on one of the Company’s vendors with regard to the assessable value of its product supplied to the Company. The Company has been named as a co-defendant in the notice. The authorities have demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The authorities through the same notice have issued a penalty claim of Rs.70,000 against the Company. The Company has filed an appeal from this notice with the appellate authorities. Pending resolution of the appeal, the ultimate liability of the Company is not ascertainable.

     Additionally, the Company is involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10.	Segment reporting and related information

a)	Segment information

     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

•	Formulations – Gross profit and revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics – Gross profit;

•	Diagnostics, critical care and biotechnology – Net income; and

•	Drug discovery – Revenues and expenses.

     The CODM does not review the total assets for each reportable segment. The property, plant and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with / allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, the Company believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10.	Segment reporting and related information (continued)

     Formulations

     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Three months				Six months
	ended September 30,				ended September 30,

	2002		2003		2002		2003

Gastro-intestinal	Rs.	368,764	Rs.	411,219	Rs.	663,043	Rs.	775,743
Cardio–vascular		285,424		367,589		644,134		730,566
Anti–infective		332,301		312,433		572,722		544,291
Pain control		381,028		483,048		668,794		797,580
Nutrients		174,506		112,228		318,375		258,143
Others		382,560		421,436		706,108		810,684

Revenues from external customers		1,924,583		2,107,953		3,573,176		3,917,007
Intersegment revenues[1]		26,088		1,477		65,727		7,741
Adjustments[2]		70,054		(139,069)		(52,146)		(132,373)

Total revenues	Rs.	2,020,725	Rs.	1,970,361	Rs.	3,586,757	Rs.	3,792,375

Cost of revenues	Rs.	605,251	Rs.	694,065	Rs.	1,120,785	Rs.	1,263,281
Intersegment cost of revenues[3]		104,932		84,072		208,025		143,437
Adjustments[2]		55,004		(72,480)		68,830		(92,099)

	Rs.	765,187	Rs.	705,657	Rs.	1,397,640	Rs.	1,314,619

Gross profit	Rs.	1,240,488		1,331,293	Rs.	2,310,093	Rs.	2,518,030
Adjustments[2]		15,050		(66,589)		(120,976)		(40,274)

	Rs.	1,255,538	Rs.	1,264,704	Rs.	2,189,117	Rs.	2,477,756

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at the cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the formulations segment and is accounted for at the cost to the transferring segment.

     Active pharmaceutical ingredients and intermediates

     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

     The CODM currently reviews gross profit along with revenues by geographic segments and key products as performance indicators for the active pharmaceutical ingredients and intermediates segment on a consolidated basis (the “API Segment”).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10.	Segment reporting and related information (continued)

           An analysis of gross profit for the API Segment is given below:

	Three months				Six months
	ended September 30,				ended September 30,

	2002		2003		2002		2003

Revenues from external customers	Rs.	1,406,661	Rs.	1,881,523	Rs.	2,923,711	Rs.	3,384,707
Intersegment revenues[1]		145,435		203,338		294,872		342,224
Adjustments[2]		186,697		(63,846)		272,822		(51,240)

Total revenues	Rs.	1,738,793	Rs.	2,021,015	Rs.	3,491,405	Rs.	3,675,691

Cost of revenues	Rs.	998,044	Rs.	1,215,653	Rs.	1,924,936	Rs.	2,242,125
Intersegment cost of revenues		26,088		1,477		65,727		7,741
Adjustments[2]		82,245		104,475		200,507		204,289

	Rs.	1,106,377	Rs.	1,321,605	Rs.	2,191,170	Rs.	2,454,155

Gross profit	Rs.	527,964	Rs.	867,731	Rs.	1,227,920	Rs.	1,477,065
Adjustments[2]		104,452		(168,321)		72,315		(255,529)

	Rs.	632,416	Rs.	699,410	Rs.	1,300,235	Rs.	1,221,536

(1)	Intersegment revenues is comprised of transfers to the formulations and generics segments and is accounted for at the cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

           An analysis of revenue by geography is given below:

	Three months ended				Six months ended
	September 30,				September 30,

	2002		2003		2002		2003

North America	Rs.	691,983	Rs.	432,256	Rs.	1,369,838	Rs.	1,007,657
India		526,247		662,144		1,050,361		1,143,664
Europe		121,810		526,276		308,098		652,462
Others		430,152		402,620		798,451		874,616

		1,770,192		2,023,296		3,526,748		3,678,399
Adjustments[1]		(31,399)		(2,281)		(35,343)		(2,708)

	Rs.	1,738,793	Rs.	2,021,015	Rs.	3,491,405	Rs.	3,675,691

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10.	Segment reporting and related information (continued)

          An analysis of revenues by key products for the three months ended September 30, 2002 and 2003 and six months ended September 30, 2002 and 2003 is given below:

	Three months ended				Six months ended
	September 30,				September 30,

	2002		2003		2002		2003

Ramipril	Rs.	20,796	Rs.	389,003	Rs.	30,880	Rs.	457,135
Ciprofloxacin hydrochloride		214,248		224,201		448,007		460,449
Ranitidine hydrochloride Form 1		134,340		136,988		345,037		288,218
Naproxen sodium		120,504		109,407		206,424		224,879
Ibuprofen		107,961		92,055		240,336		206,765
Losartan potassium		24,133		81,183		62,357		121,887
Ranitidine HCl Form 2		54,106		75,447		136,858		127,933
Sparfloxacin		42,386		65,695		105,008		100,392
Dextromethorphan		45,281		53,599		97,990		94,276
Naproxen		30,176		53,073		64,366		87,791
Enrofloxacin		45,708		42,695		87,731		88,577
Nizatidine		249,690		32,089		330,955		81,149
Sertraline HCL		31,327		25,335		72,505		95,889
Norfloxacin		4,783		19,931		16,848		32,194
Omeprazole		19,250		16,041		49,283		36,952
Doxazosin mesylate		50,018		10,704		152,512		60,219
Tizanidine hydrochloride		15,339		14,296		141,457		14,877
Others		528,747		579,273		902,851		1,096,109

		1,738,793		2,021,015		3,491,405		3,675,691

Generics

     Generics are generic finished dosages with therapeutic equivalence to branded formulations.

     An analysis of gross profit for the generics segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,

	2002		2003		2002		2003

Revenues	Rs.	1,021,317	Rs.	1,242,565	Rs.	2,091,095	Rs.	2,440,550
Cost of revenues		262,781		218,132		411,210		443,323
Intersegment cost of revenues[1]		40,503		119,266		86,847		198,787

		303,284		337,398		498,057		642,110

Gross profit	Rs.	718,033	Rs.	905,167	Rs.	1,593,038	Rs.	1,798,440

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10.	Segment reporting and related information (continued)

     Diagnostics, critical care and biotechnology

     Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,

	2002		2003		2002		2003

Revenues	Rs.	112,939	Rs.	88,984	Rs.	211,937	Rs.	171,425
Cost of revenues		50,314		47,203		107,806		103,842

Gross profit		62,625		41,781		104,131		67,583
Employee costs		13,715		16,923		25,713		35,322
Other selling, general and administrative expenses		32,561		18,327		49,344		42,851
Other expense / (income), net		(128)		(36)		(178)		2,903

Net income / (loss)	Rs.	16,477	Rs.	6,567	Rs.	29,252	Rs.	(13,493)

     Drug discovery

     The Company is involved in drug discovery through research facilities located in the United States and India. No revenues were derived from this segment during the three months ended September 30, 2002 and 2003 and the six months ended September 30, 2002 and 2003. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,

	2002		2003		2002		2003

Revenues		—		—		—		—
Research and development expenses	Rs.	165,776	Rs.	146,149	Rs.	277,385	Rs.	270,573

a)	Reconciliation of segment information to entity total

	Three months ended				Three months ended
	September 30, 2002				September 30, 2003

	Revenues		Gross profit		Revenues		Gross profit

Formulations	Rs.	2,020,725	Rs.	1,255,538	Rs.	1,970,361	Rs.	1,264,704
Active pharmaceutical ingredients and intermediates		1,738,793		632,416		2,021,015		699,410
Generics		1,021,317		718,033		1,242,565		905,167
Diagnostics, critical care and biotechnology		112,939		62,625		88,984		41,781
Drug discovery		—		—		—		—
Others		33,807		(26,345)		53,784		11,448

	Rs.	4,927,581	Rs.	2,642,267	Rs.	5,376,709	Rs.	2,922,510

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10.	Segment reporting and related information (continued)

a)	Reconciliation of segment information to entity total

	Six months ended				Six months ended
	September 30, 2002				September 30, 2003

	Revenues		Gross profit		Revenues		Gross profit

Formulations	Rs.	3,586,757	Rs.	2,189,117	Rs.	3,792,375	Rs.	2,477,756
Active pharmaceutical ingredients and intermediates		3,491,405		1,300,235		3,675,691		1,221,536
Generics		2,091,095		1,593,038		2,440,550		1,798,440
Diagnostics, critical care and biotechnology		211,937		104,131		171,425		67,583
Drug discovery		—		—		—		—
Others		79,197		(31,346)		108,306		7,191

	Rs.	9,460,391	Rs.	5,155,175	Rs.	10,188,347	Rs.	5,572,506

b)	Analysis of revenue by geography

     The Company’s business is organized into five key geographic segments. Revenues are attributed to individual geographic segments based on the location of the customer.

	Three months ended				Six months ended
	September 30,				September 30,

	2002		2003		2002		2003

India	Rs.	1,950,986	Rs.	2,140,801	Rs.	3,612,325	Rs.	3,889,832
North America		1,577,280		1,424,895		3,234,709		2,978,930
Europe		298,647		816,106		620,183		1,227,926
Russia and other countries of the former Soviet Union		534,832		473,383		967,636		1,009,386
Others		565,836		521,524		1,025,538		1,082,273

	Rs.	4,927,581	Rs.	5,376,709	Rs.	9,460,391	Rs.	10,188,347

c)	Analysis of property, plant and equipment by geography

     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of September 30,

	2003		2003

India	Rs.	4,577,973	Rs.	5,351,955
USA		106,093		121,082
Russia and other countries of the former Soviet Union		31,103		36,847
Europe		111,740		123,232
Others		3,571		4,546

	Rs.	4,830,480	Rs.	5,637,662

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10.	Segment reporting and related information (continued)

d)	Major customers

     Pursuant to the terms of agreements with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain active pharmaceutical ingredients for manufacturing into finished dosages by PAR and also generic formulations to PAR for further sale to customers in the United States. Under this arrangement, the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amounts upon further sales made by it to the end customer. Receivables from PAR under this agreement as at March 31, 2003 and September 30, 2003 were Rs.734,042 and Rs.762,919, respectively, representing 20.3% and 18.1% respectively of the Company’s total receivables. During the three months ended September 30, 2002 and 2003 and for the six months ended September 30, 2002 and 2003, revenues under this arrangement aggregated Rs.937,155, Rs. 986,082 , Rs.1,942,841 and Rs.1,985,013 respectively, which represents 19.0%, 18.3%, 20.5% and 19.5% respectively, of the total revenues of the Company.

11.	Recent accounting pronouncements

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003.

OPERATING AND FINANCIAL REVIEW

Quarter ended September 30, 2003 compared to Quarter ended September 30, 2002

     The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes.

     This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Revenues

     Revenues increased by 9.1% to Rs.5,376.7 million in the quarter ended September 30, 2003, as compared to Rs.4,927.6 million in the quarter ended September 30, 2002, primarily due to an increase in revenues in our active pharmaceutical ingredients and intermediates and generics segments. The improvement in these segments was partially offset by a decrease in revenues in our formulations segment. In the quarter ended September 30, 2003, we received 26.5% of our revenues from North America (United States and Canada), 39.8% of our revenues from India, 8.8% of our revenues from Russia and other former Soviet Union countries, 15.2% of our revenue from Europe and 9.7% of our revenue from other countries.

     Sales to North America declined 9.7% to Rs.1,424.9 million in the quarter ended September 30, 2003, as compared to Rs.1,577.3 million in the quarter ended September 30, 2002, primarily due to a decline in revenues in our active pharmaceutical ingredients and intermediates segment, which was partially offset by an increase in revenues in our generics segment. Sales to Russia and other former Soviet Union countries decreased by 11.5% to Rs.473.4 million in the quarter ended September 30, 2003, as compared to Rs.534.8 million in the quarter ended September 30, 2002. Sales to Europe increased by 173.3% to Rs.816.1 million in the quarter ended September 30, 2003, as compared to Rs.298.6 million in the quarter ended September 30, 2002, primarily as a result of the launch of ramipril in our active pharmaceutical ingredients and intermediates segment and the performance of omeprazole in the United Kingdom generics market. Sales in India increased by 9.7% to Rs.2,140.8 million in the quarter ended September 30, 2003, as compared to Rs.1,951.0 million in the quarter ended September 30, 2002, primarily due to an increase of revenues in our active pharmaceutical ingredients and intermediates segment.

     Sales returns are estimated and provided for in the period of sales. We made allowances for sales returns of Rs.26.8 million and Rs.23.6 million in the quarter ended September 30, 2003 and September 30, 2002, respectively.

     Formulations. In the quarter ended September 30, 2003, we received 36.6% of our total revenues from the formulations segment, as compared to 41.0% in the quarter ended September 30, 2002. Revenues in this segment decreased by 2.5% to Rs.1,970.4 million in the quarter ended September 30, 2003, as compared to Rs.2,020.7 million in the quarter ended September 30, 2002.

     Sales in India accounted for 70.8% of our total formulations sales in the quarter ended September 30, 2003, as compared to 66.5% in the quarter ended September 30, 2002. Sales of formulations in India increased by 3.8% to Rs.1,394.7 million in the quarter ended September 30, 2003, as compared to Rs.1,343.1 million in the quarter ended September 30, 2002. Revenues from our key brands Nise, our brand of nimesulide, Omez, our brand of omeprazole, Stamlo our brand of amlodipine besylate and Atocor, our brand of atorvastatin, collectively grew by 27%. However, this growth was largely offset by a decline in revenues from Ciprolet, our brand of ciprofloxacin and Becelac, our brand of nutritional supplements. Further as a result of our ongoing brand rationalization review, we dropped certain brands, which resulted in lower sales during the quarter.

     Sales of formulations outside India decreased by 15.0% to Rs.575.7 million in the quarter ended September 30, 2003, as compared to Rs.677.6 million in the quarter ended September 30, 2002. Sales of formulations in Russia accounted for 62.5% of our formulation sales outside India in the quarter ended September 30, 2003, as compared to 64.8% in the quarter ended September 30, 2002. Sales of formulations in Russia decreased by 18.0% to Rs.360.1 million in the quarter ended September 30, 2003, as compared to Rs.439.3 million in the quarter ended September 30, 2002. This decrease was primarily due to decreased sales of Omez, our brand of omeprazole; Ciprolet, our brand of ciprofloxacin; and Enam, our brand of enalapril maleate. Due to the longer customs clearance process in Russia, deliveries to customers were delayed resulting in lower revenues. This was partially offset by an increase in sales of Nise, our brand of nimesulide and Ketorol, our brand of ketorolac tromethamine. Sales to other countries in the Commonwealth of Independent States (“CIS”) increased by 6.4% to Rs.101.6 million for the quarter ended September 30, 2003, as compared to Rs.95.5 million for the quarter ended September 30, 2002, primarily driven by an increase in sales in Ukraine.

     Active Pharmaceutical Ingredients and Intermediates. In the quarter ended September 30, 2003, we received 37.6% of our total revenues from this segment, as compared to 35.3% in the quarter ended September 30, 2002. Revenues in this segment increased by 16.2% to Rs.2,021.0 million in the quarter ended September 30, 2003, as compared to Rs.1,738.8 million in the quarter ended September 30, 2002.

     During the quarter ended September 30, 2003, sales in India accounted for 32.7% of our revenues from this segment, as compared to 28.5% in the quarter ended September 30, 2002. Sales in India increased by 33.4% to Rs.659.9 million in the quarter ended September 30, 2003, as compared to Rs.494.9 million in the quarter ended September 30, 2002. This increase was primarily due to an increase in sales volumes of ciprofloxacin, ranitidine and sparfloxacin.

     Sales outside India increased by 9.4% to Rs.1,361.1 million in the quarter ended September 30, 2003, as compared to Rs.1,243.9 million in the quarter ended September 30, 2002. Sales in Europe increased by 332.1% to Rs.526.3 million in the quarter ended September 30, 2003, as compared to Rs.121.8 million in the quarter ended September 30, 2002 driven by our launch of ramipril. Sales in North America (United States and Canada) decreased by 37.5% to Rs.432.3 million in the quarter ended September 30, 2003, as compared to Rs.692.0 million in the quarter ended September 30, 2002. Sales in North America decreased primarily due to a decrease in sales volumes of nizatidine. Revenues in other markets decreased by 6.4% to Rs.402.6 million in the quarter ended September 30, 2003, as compared to Rs.430.1 million in the quarter ended September 30, 2002.

     Generics. In the quarter ended September 30, 2003, we received 23.1% of our total revenues from this segment, as compared to 20.7% in the quarter ended September 30, 2002. Revenues increased by 21.7% to Rs.1,242.6 in the quarter ended September 30, 2003, as compared to Rs.1,021.3 in the quarter ended September 30, 2002. The increase was primarily due to an increase in revenues from fluoxetine 40 mg capsules and ibuprofen tablets in the United States market, omeprazole capsules and simvastatin in the United Kingdom market. We launched nefazodone tablets in the United States market during the quarter ended September 30, 2003.

     Diagnostics, Critical Care and Biotechnology. In the quarter ended September 30, 2003, we received 1.7% of our total revenues from this segment, as compared to 2.3% in the quarter ended September 30, 2002. Revenues in this segment decreased to Rs.89.0 million in the quarter ended September 30, 2003, as compared to Rs.112.9 million in the quarter ended September 30, 2002.

     Revenues in this segment decreased primarily due to the discontinuation of the trading operations of the diagnostics division effective as of April 1, 2003. This division had sales of Rs.39.2 million for the quarter ended September 30, 2002. Sales in the biotechnology division decreased by Rs.0.9 million to Rs.14.7 million for the quarter ended September 30, 2003 as compared to Rs.15.6 million for the quarter ended September 30, 2002. This was primarily due to a decline in sales of Grastim vials, our brand of Filgrastim due to a decrease in the average sale price. This decrease was partially offset by an increase in sales of our critical care division by Rs.16.2 million to Rs.74.3 for the quarter ended September 30, 2003 as compared to Rs.58.1 for the quarter ended September 30, 2002 primarily due to an increase in export sales in emerging markets by Rs.18.5 million contributed by our Mitotax, Docetere and Cytogem brands.

     Others. Revenues from our other businesses contributed an insignificant portion of our total revenues for the quarters ended September 30, 2003 and September 30, 2002.

Cost of revenues

     Cost of revenues increased by Rs.168.9 to Rs.2,454.2 million for the quarter ended September 30, 2003, as compared to Rs.2,285.3 million for the quarter ended September 30, 2002. Cost of revenues as a percentage of total revenues was 45.7% for the quarter ended September 30, 2003, as compared to 46.4% for the quarter ended September 30, 2002.

     Formulations. Cost of revenues in this segment was 35.8% of formulations revenues for the quarter ended September 30, 2003, as compared to 37.9% of formulations revenues for the quarter ended September 30, 2002. The decrease was primarily on account of increase in the contribution of higher margin brands to total domestic revenues. There was also a decrease in excise duty expenditure primarily as a result of the payment of excise duty on the cost construction method (material and conversion charges) instead of the selling price method for products manufactured at loan licensee locations and samples manufactured at our own plants. This computation change was made based on a notification issued by the Indian Central Excise Authorities.

     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment has increased to 65.4% of this segment’s revenues in the quarter ended September 30, 2003, as compared to 63.6% of the segment’s revenues in the quarter ended September 30, 2002. Cost of revenues increased by 19.5% to Rs.1,321.6 million in the quarter ended September 30, 2003, as compared to Rs 1,106.4 million in the quarter ended September 30, 2002. The increase was primarily due to a decrease in sales to North America, on which we earn a higher margin as compared to the average gross margin of this segment.

     Generics. Cost of revenues was 27.2% of this segment’s revenues in the quarter ended September 30, 2003, as compared to 29.7% in the quarter ended September 30, 2002. Cost of revenues increased by 11.2% to Rs.337.4 million in the quarter ended September 30, 2003, as compared to Rs.303.3 million in the quarter ended September 30, 2002. This decrease in cost of revenues as a percentage of sales was due to higher sales of fluoxetine capsules 40 mg, which carry higher margins as compared to the average gross margins of this segment.

     Diagnostics, Critical Care and Biotechnology. Cost of revenues in this segment increased to 53.0% of this segment’s revenues in the quarter ended September 30, 2003, as compared to 44.5% in the quarter ended September 30, 2002. However, the cost of revenues in absolute terms decreased to Rs.47.2 million for the quarter ended September 30, 2003 from Rs.50.3 million for the quarter ended September 30, 2002 on account of a decrease in material consumption and excise duty. The decrease in excise duty was primarily due to a change in central excise rules whereby the rate of duty on Grastim, our brand of filgrastim, was reduced to nil.

Gross profit

     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 10.6% to Rs.2,922.5 for the quarter ended September 30, 2003 from Rs.2,642.3 during the quarter ended September 30, 2002. Gross margin was 54.3% in the quarter ended September 30, 2003, as compared to 53.6% in the quarter ended September 30, 2002.

     Gross margin of the formulations segment increased to 64.2% in the quarter ended September 30, 2003, as compared to 62.1% in the quarter ended September 30, 2002. The gross margin for our active pharmaceutical ingredients and intermediates segment decreased to 34.6% in the quarter ended September 30, 2003, as compared to 36.4% in the quarter ended September 30, 2002. The gross margin for our generics segment increased to 72.8% in the quarter ended September 30, 2003, as compared to 70.3% in the quarter ended September 30, 2002. The gross margin for our diagnostics, critical care and biotechnology segment was 47.0% in the quarter ended September 30, 2003, as compared to 55.5% in the quarter ended September 30, 2002

Selling, general and administrative expenses

     Selling, general and administrative expenditures as a percentage of total revenues was 27.4% in the quarter ended September 30, 2003, as compared to 25.0% in the quarter ended September 30, 2002. Selling, general and administrative expenses increased by 19.3% to Rs.1,471.5 million in the quarter ended September 30, 2003, as compared to Rs.1,233.1 million in the quarter ended September 30, 2002. This increase was largely due to an increase in employee costs, legal and consultancy fees, marketing expenses and insurance expenses. Employee costs have increased by 43.7% to Rs.396.4 million in the quarter ended September 30, 2003, as compared to Rs.275.8 million in the quarter ended September 30, 2002, primarily due to an increase in the number of employees. Marketing expenses increased by 14.3% to Rs.474.7 million for the quarter ended September 30, 2003 from Rs.415.3 for the quarter ended September 30, 2002 due to increased operations. General expenses increased by 9.4% to Rs.524.3 million for the quarter ended September 30, 2003 from Rs.479.4 for the quarter ended September 30, 2002 primarily on account of an increase in insurance expenses due to product liability insurance costs and an increase in legal and consultancy expenditure on account of product patent filings and litigation expenses relating to various patent challenges as well as Abbreviated New Drug Application (“ANDA”) related submissions.

Research and development expenses

     Research and development costs increased by 29.1% to Rs.490.4 million for the quarter ended September 30, 2003, as compared to Rs.379.8 million for the quarter ended September 30, 2002. The increase was primarily due to an increase in projects in the generics segment and the specialty area and higher development activity in active pharmaceutical ingredients and intermediates segment.

Amortization expenses

     Amortization expenses increased by 1.9% to Rs.95.4 million in the quarter ended September 30, 2003, as compared to Rs.93.6 million in the quarter ended September 30, 2002.

Foreign exchange gain/loss

     Foreign exchange gain for the quarter ended September 30, 2003 was Rs.97.3 million compared to a loss of Rs.36.4 million for the quarter ended September 30, 2002. The increase was primarily on account of mark to market of USD forward contracts amounting to Rs.53.2 million for the quarter ended September 30, 2003 as against nil for the quarter ended September 30, 2002. The company has taken forward contracts of USD 119.5 million to hedge the foreign exchange risk on foreign currency assets (both present and future).

Operating income

     As a result of the foregoing, our operating income increased by 7.0% to Rs.962.5 million in the quarter ended September 30, 2003, as compared to Rs.899.3 million in the quarter ended September 30, 2002. Operating income as a percentage of total revenues was 17.9% in the quarter ended September 30, 2003, as compared to 18.3% in the quarter ended September 30, 2002.

Other income, net

     For the quarter ended September 30, 2003 other income was Rs.169.0 million, as compared to Rs.241.7 million for the quarter ended September 30, 2002.

Equity in loss of affiliates

     Equity in loss of affiliates decreased by Rs.25.9 million to Rs.13.1 million for the quarter ended September 30, 2003 from Rs.39.0 million for the quarter ended September 30, 2002 primarily due to no loss pickup in Pathnet during the quarter ended September 30, 2003 as against Rs.11.4 million in the quarter ended September 30, 2002. This was on account of the entire investment in Pathnet being written down to Nil on March 31, 2003. There has also been a decrease in loss pickup in Kunshan Rotam Reddy Pharmaceutical, our joint venture in China, which decreased by Rs.14.4 million to Rs.13.1 million for the quarter ended September 30, 2003 from Rs.27.5 million for the quarter ended September 30, 2002.

Income before income taxes

     As a result of the foregoing, income before income taxes increased by 1.5% to Rs.1,118.4 million in the quarter ended September 30, 2003, as compared to Rs.1,102.1 million in the quarter ended September 30, 2002. As a percentage of revenues, income before income taxes was 20.8% of revenues in the quarter ended September 30, 2003, as compared to 22.4% of revenues in the quarter ended September 30, 2002.

Income tax expense

     We recorded an income tax expense of Rs.189.5 million for the quarter ended September 30, 2003, as compared to Rs.172.1 million for the quarter ended September 30, 2002. The income tax expense has been recorded based on our best estimate of the effective tax rate applicable for the full fiscal year. The effective tax rate increased to 16.9% for the quarter ended September 30, 2003 from 15.6% for the quarter ended September 30, 2002. The increase was primarily on account of a decrease in export related tax benefits and decrease in profits from units set up in a backward area, which has tax concessions. However the increased income tax expense was partly offset by an increase in research and development expenditure, which is eligible for weighted deduction and reduction of enacted tax rate in India from 36.75% to 35.875%.

Net income

As a result of the above, our net income increased by 0.3% to Rs.928.9 million in the quarter ended September 30, 2003, as compared to Rs.926.2 million in the quarter ended September 30, 2002. Net income as a percentage of total revenues decreased to 17.3% in the quarter ended September 30, 2003 from 18.8% in the quarter ended September 30, 2002.

Critical Accounting Policies

          Critical accounting policies are those most important to the portrayal of our financial condition and results and that require a high degree of judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and their application are discussed in detail in Note 2 to the Consolidated Financial Statements as at and for the year ended March 31, 2003, included in our annual report in Form 20-F.

Accounting Estimates

          While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:

➢	the useful life of property, plant and equipment;

➢	impairment of long-lived assets, including identifiable intangibles and goodwill;

➢	our future obligations under employee retirement and benefit plans;

➢	allowances for sales returns;

➢	allowances for doubtful accounts receivable;

➢	inventory write-downs; and

➢	litigation

     We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.

     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.

     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on our historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to our large volume of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products launched or expected to be launched, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

          We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.

          We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.

          We are involved in various lawsuits, claims, investigations and proceedings, including ANDA filings and other patent and commercial matters, which arise in the ordinary course of our business. However, we evaluate specific risks related to the foregoing based on current conditions and, at the balance sheet date, there are no such matters pending that we expect to be material in relation to our business, except those matters disclosed under commitments and contingencies in the notes to the condensed consolidated financial statements.

Revenue Recognition.

Product Sales. Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	the price to the buyer is fixed and determinable; and

•	collectibility of the sales price is reasonably assured.

          Revenue from domestic sales of formulation products is recognized on dispatch of the products to the stockists by our consignment and clearing and forwarding agents. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customers, generally on shipment of products.

          We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at the price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners, as all of the conditions under SAB 101 are then met. Subsequently, the marketing partners remit an additional amount to us upon sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 101.

License Fees. Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received.

Services

Revenue from services is recognized according to the terms of the contracts when the services are performed.

Functional currency

          Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.

          In respect of our foreign subsidiaries, which market our products in their respective countries/regions, the functional currency has been determined as Indian rupee, based on an individual and collective evaluation of the various economic factors. The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.

          In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which they operate.

Income Taxes

          As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

          We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance, the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.

Liquidity and Capital Resources

We have primarily financed our operations through cash flows generated from operations and to a lesser extent through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.

Our principal sources of short-term liquidity are our existing cash and internally generated funds, which we believe are sufficient to meet our working capital requirements and anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

The following table summarizes our statements of cash flows for the periods presented:

	Six Months Ended September 30,

	2002		2003		2003

	(Rs. in millions, US$ in thousands)
Net cash provided by /(used in):
Operating activities	Rs.	2,648.99	Rs.	1,935.75	U.S.$	42,284
Investing activities		(1,082.10)		(1,244.59)		(27,186)
Financing activities		(201.03)		(347.82)		(7,598)
Effect of exchange rate changes on cash		15.19		(20.55)		(449)

Net increase in cash and cash equivalents	Rs.	1,381.05	Rs.	322.79	US$	7,051

Cash Flow From Operating Activities

          Net cash provided by operating activities was Rs. 1,935.75 million and Rs.2,648.99 million for the six months ended September 30, 2003 and September 30, 2002, respectively. Net cash provided by operating activities consisted primarily of net income and changes in working capital.

          During the six months ended September 30, 2003, our cash inflow decreased due to lower net income at Rs.1,720.49 million as against Rs.2,199.92 million for the six months ended September 30, 2002. During the six months ended September 30, 2003, our accounts receivable increased by Rs.597.23 million on account of higher revenues and lower collections primarily at our subsidiaries. However, this decrease in cash flows was partially offset by an increase in trade accounts payable by Rs.476.62 million for the six months ended September 30,2003, primarily due to an increase in raw material purchases.

Cash Flow From Investment Activities

          Cash used by investment activities was Rs.1,244.59 million for the six months ended September 30, 2003, primarily on account of our expenditure in property, plant and equipment.

Cash Flows From Financing Activities

          Net cash used by financing activities for the six months ended September 30, 2003 was Rs.347.82 million, primarily on account of payment of dividends, partially offset by an increase in short term borrowing from banks.

          The following table provides a list of our principal debts outstanding as of September 30, 2003:

	Principal Amount				Interest Rate

	(in millions)
Debt
Working capital loans	Rs.	238.2	US$	5.2	10.5%
Long term loan		179.7		3.9	2%*-12%

Total		417.9	US$	9.1

*     Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

Trend Information

          Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of the United States and Europe. In the United States, we continue to expand our pipeline of Drug Master Files (“DMFs”) to capitalize on the opportunities presented by several products coming off patent over the next few years. In Europe, we launched ramipril in the current fiscal year. We intend to expand our business development efforts in Europe and anticipate the launch of additional products over the next several years.

          Formulations. The Indian pharmaceutical industry witnessed a modest growth rate of 4.5% according to Operations Research Group, a market research firm, in its September Moving Annual Total report for the 12-month period ending September 2003. This was primarily on account of a general slowdown in the growth rates of key therapeutic segments. Pharmaceutical producers in India are awaiting the announcement of the New Drug Policy by Government of India. The Government of India has announced its intention of reducing the pricing controls by the Government, which will result in expansion in market segments where the Company is operating on lower margins. However, the policy has not yet been formally adopted.

          The competitive environment in the international formulation markets is changing, with most countries moving towards recognizing product patents. This has the effect of diminishing the window of opportunity in terms of new product launches. In order to effectively compete in such a challenging environment, we are focusing on key therapeutic categories on a global basis while focusing on niche segments within such therapeutic categories. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate our presence in the CIS markets. We are also preparing to launch our oncology portfolio in Brazil, one of the largest markets in Latin America.

          Generics. For the six months ended September 30, 2003, our revenues grew by 16.7% to Rs.2,440.6 million compared to Rs.2,091.1 million during the six months ended September 30, 2002. This growth was driven primarily by the performance of fluoxetine and tizanidine in the United States and Omeprazole in the United Kingdom. While we anticipate the launch of further new products in the United States and the United Kingdom, the success of our existing generics products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant.

          We are also expanding our business development efforts in Europe. Our operations in the United Kingdom will provide us with a platform for expanding into other European markets. Further, we expect that we will continue to expand our ANDA pipeline.

          Diagnostics, Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products in critical care and biotechnology segments. Consistent with our strategy to focus our resources on core areas of operations, the board of directors decided to transfer the manufacturing of our key diagnostic product, namely Fast Forward HcG Velocit, a pregnancy detection kit, to our formulations segment. The diagnostics division’s trading operations were discontinued effective as of April 1, 2003. We believe that the termination of our trading operations in this division will not materially impact our financial results, as revenues from trading operations accounted for less than 1% of our revenues in fiscal year 2003. The success of our existing products is contingent upon the extent of competition in this segment.

Recent accounting pronouncements

          In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003.

Recent Developments

In October, 2003, we received a demand notice from the National Pharmaceutical Pricing Authority, India, demanding payment of Rs.26.75 million, related to our sales of Cloxacillin Formulations. This amount represents the excess price charged by us over the maximum selling price fixed by the Government of India pursuant to the provisions of the DPCO. The notice pertains to the period 1997 to 2000. We are required to deposit fifty-percent of the amount demanded and respond to the notice on or before November 15, 2003. We intend to contest the demand.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: November 5, 2003	By:	/s/ V. S. Vasudevan

Name: V. S. Vasudevan Title: Chief Financial Officer